SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 3, 2011

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2010

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 11-016E
3:00 P.M. JST, February 3, 2011
Consolidated Financial Results
for the Third Quarter Ended December 31, 2010

Tokyo, February 3, 2011 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2010 (October 1, 2010 to December 31, 2010).

●	Consolidated operating income decreased slightly to 137.5 billion yen, as a significant unfavorable foreign exchange impact outweighed positive factors for the quarter.
●
Operating income in the Networked Products & Services segment increased significantly due to the contribution of the game business, while operating income decreased in most other segments, particularly the Consumer, Professional & Devices segment which was negatively affected mainly due to LCD televisions.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2009	2010	Change in yen	2010*
Sales and operating revenue	¥2,237.9	¥2,206.2	-1.4%	$27,238
Operating income	146.1	137.5	-5.9	1,698
Income before income taxes	123.9	131.5	+6.2	1,624
Net income attributable to	79.2	72.3	-8.6	893
Sony Corporation’s stockholders
Net income attributable to
Sony Corporation’s stockholders
per share of common stock:
- Basic	¥78.89	¥72.08	-8.6%	$0.89
- Diluted	78.76	71.96	-8.6	0.89

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Third Quarter Ended December 31
	2009	2010	Change in yen	2010*
Operating income	¥146.1	¥137.5	-5.9%	$1,698
Less: Equity in net income (loss) of affiliated companies	(5.9)	2.6	-	32
Add: Restructuring charges recorded within operating expenses**	13.5	16.0	+19.0	198
Operating income, as adjusted	¥165.5	¥150.9	-8.8%	$1,864

Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 81 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2010.

** Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as the adoption of horizontal platforms.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sales, disposal or impairment of assets and other, net in the consolidated statement of income.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the third quarter ended December 31 of the previous fiscal year have been revised to conform to the current quarter’s presentation.

Consolidated Results for the Third Quarter Ended December 31, 2010

Sales were 2,206.2 billion yen (27,238 million U.S. dollars), a decrease of 1.4% compared to the same quarter of the previous fiscal year (“year-on-year”), primarily due to unfavorable foreign exchange rates.  In all segments excluding the CPD and Financial Services segments, sales declined year-on-year.

During the quarter ended December 31, 2010, average foreign exchange rates were 81.6 yen against the U.S. dollar and 110.7 yen against the euro, an 8.7% and 18.5% yen appreciation compared to the previous year’s third quarter, respectively.  On a local currency basis, sales increased 6% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income decreased 8.6 billion yen year-on-year to 137.5 billion yen (1,698 million U.S. dollars), primarily due to unfavorable foreign exchange rates.  Operating income in the NPS segment increased significantly due to the contribution of the game business, while operating income decreased in most other segments, particularly the CPD segment which was negatively affected mainly due to LCD televisions.  Excluding equity in net income (loss) of affiliated companies and restructuring charges, operating income on an as adjusted basis decreased by 14.6 billion yen to 150.9 billion yen (1,864 million U.S. dollars) year-on-year.

Equity in net income of affiliated companies, recorded within operating income, was 2.6 billion yen (32 million U.S. dollars) compared to a loss of 5.9 billion yen in the same quarter of the previous fiscal year.  During the current quarter, Sony recorded equity in net income for Sony Ericsson of 0.4 billion yen (5 million U.S. dollars) compared to equity in net loss of 10.2 billion yen in the same quarter of the previous fiscal year.  Equity in net income for S-LCD was 2.1 billion yen (27 million U.S. dollars), a decrease of 0.8 billion yen year-on-year.

The net effect of other income and expenses was an expense of 6.0 billion yen (74 million U.S. dollars), an improvement of 16.3 billion yen year-on-year, primarily due to a smaller net foreign exchange loss.

Income before income taxes increased 7.7 billion yen year-on-year to 131.5 billion yen (1,624 million U.S. dollars).　This was mainly due to the improvement in the above-mentioned net effect of other income and expenses.

Income taxes: During the current quarter, Sony recorded 47.6 billion yen (588 million U.S. dollars) of income taxes, resulting in an effective tax rate of 36.2%.  In the same quarter of the previous fiscal year the effective tax rate was 26.8%.  The effective tax rates of the current quarter and the same quarter of the previous fiscal year were lower than the Japanese statutory tax rate primarily as a result of profits at non-Japanese subsidiaries subject to lower tax rates, the impact of which was more significant in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 6.8 billion yen year-on-year to 72.3 billion yen (893 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer, Professional & Devices

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥1,046.8	¥1,090.9	+4.2%	$13,468
Operating income	50.8	26.8	-47.2	331

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 4.2% year-on-year (a 13% increase on a local currency basis) to 1,090.9 billion yen (13,468 million U.S. dollars).  Sales to outside customers increased 7.7% year-on-year.  This was primarily due to higher LCD television sales resulting from increased unit sales, higher semiconductor sales resulting from increased small- and medium-sized LCD panel sales, and higher interchangeable single lens camera sales resulting from increased unit sales, partially offset by lower component sales resulting from a decrease in PC component sales.

Operating income decreased 24.0 billion yen year-on-year to 26.8 billion yen (331 million U.S. dollars).  This was driven by an increase in selling, general and administrative expenses primarily associated with higher sales, unfavorable foreign exchange rates, a deterioration of the cost of sales ratio, and an increase in restructuring charges.  These factors were partially offset by an increase in gross profit due to higher sales.  Restructuring charges were 11.8 billion yen (145 million U.S. dollars) in the current quarter, compared with 8.6 billion yen recorded in the same quarter of the previous fiscal year.  Categories which unfavorably impacted the change in segment operating results (excluding restructuring charges) include LCD televisions, reflecting a decline in unit selling prices despite rising unit sales, and compact digital cameras due to lower unit selling prices and unfavorable foreign exchange rates.  A category which favorably impacted the change in segment operating results (excluding restructuring charges) was home video, resulting from an increase in unit sales of Blu-ray Disc™ recorders.

Networked Products & Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥605.5	¥566.6	-6.4%	$6,995
Operating income	19.5	45.7	+134.9	564

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 6.4% year-on-year (a 3% increase on a local currency basis) to 566.6 billion yen (6,995 million U.S. dollars).  Sales to outside customers decreased 7.4% year-on-year.  This was mainly due to a decrease in sales in the game business resulting primarily from unfavorable foreign exchange rates.

Operating income increased 26.3 billion yen year-on-year to 45.7 billion yen (564 million U.S. dollars).  This was mainly due to a significant improvement in the cost of sales ratio coupled with an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates.  The game business benefited from significant cost reductions of PlayStation®3 (“PS3”) hardware and higher unit sales of PS3 software, which favorably impacted the change in segment operating results (excluding restructuring charges).

*    *    *    *    *

Total Inventory for the CPD and NPS segments as of December 31, 2010 was 637.9 billion yen (7,875 million U.S. dollars), an increase of 91.6 billion yen, or 16.8% year-on-year.  Inventory decreased by 182.1 billion yen, or 22.2% compared with the level as of September 30, 2010.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥203.2	¥149.0	-26.7%	$1,840
Operating income	14.1	4.7	-66.7	58

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Sony’s management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 26.7% year-on-year (a 20% decrease on a U.S. dollar basis) to 149.0 billion yen (1,840 million U.S. dollars).  While the current quarter benefited from the strong performance of The Social Network, theatrical revenues declined significantly as the previous fiscal year’s third quarter included the strong theatrical releases of 2012 and Michael Jackson’s This Is It.  Television revenues increased in the current quarter due to higher advertising and subscription revenues from several of SPE’s international channels.

Operating income decreased 9.4 billion yen year-on-year to 4.7 billion yen (58 million U.S. dollars).  The lower operating income was due to a loss recorded on the lower-than-estimated theatrical performance of the third quarter release How Do You Know, lower home entertainment revenues from catalog product, and higher marketing expenses recorded for upcoming theatrical releases.

Music

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥163.5	¥139.8	-14.5%	$1,726
Operating income	23.1	19.5	-15.7	241

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated results of Sony/ATV Music Publishing LLC, a consolidated 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 14.5% year-on-year (a 10% decrease on a local currency basis) to 139.8 billion yen (1,726 million U.S. dollars).  This decrease is primarily due to the continued contraction of the physical music market, partially offset by higher digital sales, and the negative impact of the appreciation of the yen against the U.S. dollar. Best-selling titles during the current quarter included ikimono-gakari’s IKIMONO BAKARI: MEMBERS’ BEST SELECTION, Susan Boyle’s The Gift, Michael Jackson’s Michael, Kings of Leon’s Come Around Sundown, Bruce Springsteen’s The Promise, and two albums from the cast of the hit U.S. television show Glee.

Operating income decreased 3.6 billion yen year-on-year to 19.5 billion yen (241 million U.S. dollars).  The decrease reflects the impact of lower sales noted above, partially offset by a year-on-year decrease in marketing costs.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2009	2010	Change in yen	2010
Financial services revenue	¥205.6	¥209.1	+1.7%	$2,582
Operating income	35.0	32.7	-6.6	404

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 1.7% year-on-year to 209.1 billion yen (2,582 million U.S. dollars).  This was mainly due to an increase in revenue at Sony Bank mainly as a result of an improvement in foreign exchange net gains on foreign-currency denominated customer deposits.  This was partially offset by a decrease in revenue at SFI, mainly as a result of the deconsolidation of its lease and rental business.  Revenue at Sony Life was 181.7 billion yen (2,243 million U.S. dollars), a 1.0% increase year-on-year.  This was primarily due to an increase in revenue from insurance premiums, reflecting higher policy amount in force, partially offset by a decline in net gains on sales of securities in the general account.

Operating income decreased 2.3 billion yen year-on-year to 32.7 billion yen (404 million U.S. dollars).  This was mainly due to a decrease in operating income at Sony Life to 29.8 billion yen (368 million U.S. dollars), a 6.6 billion yen decline year-on-year.  Operating income at Sony Life declined mainly due to the above-mentioned decrease in net gains on sales of securities in the general account, partially offset by the greater revenues from insurance premiums.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euros)
	Quarter ended December 31
	2009	2010	Change in euros
Sales and operating revenue	€1,750	€1,528	-12.7%
Income (loss) before taxes	(180)	29	-
Net income (loss)	(159)	7	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended December 31, 2010 decreased 12.7% year-on-year to 1,528 million euros.  This decrease was due to a decline in unit shipments as a result of the greater focus on high-end smartphones and reduction in size of the product portfolio.  Income before taxes of 29 million euros was recorded for the current quarter, compared to a loss before taxes of 180 million euros in the same quarter of the previous fiscal year.  This improvement was due to a decrease in restructuring charges, a rise in average selling price, and an improved cost structure.  In addition, there was some benefit from items relating to warranty estimates and royalty matters.

Sony recorded equity in net income of Sony Ericsson of 0.4 billion yen (5 million U.S. dollars) for the current quarter, compared to a loss of 10.2 billion yen in the same quarter of the previous fiscal year.

Cash Flows (for the nine months ended December 31, 2010)

For Consolidated Statements of Cash Flows and charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-13, respectively.

Operating Activities: During the nine months ended December 31, 2010, there was a net cash inflow of 403.9 billion yen (4,987 million U.S. dollars), a decrease of 138.4 billion yen, or 25.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 130.7 billion yen (1,614 million U.S. dollars), a decrease of 154.8 billion yen, or 54.2% year-on-year.  The net cash inflow during the current nine months was mainly due to a cash contribution from net income after taking into account depreciation and amortization and increases in notes and accounts payable, trade, accrued expenses and accrued income and other taxes.  This inflow was partially offset by an increase in notes and accounts receivable, trade and an increase in inventories.  Compared with the same period of the previous fiscal year, the net cash inflow decreased mainly due to an increase in inventories during the current period compared to a decrease in the previous year, partially offset by a smaller increase in notes and accounts receivable, trade and an increase in cash contribution from net income after taking into account depreciation and amortization.

The Financial Services segment had a net cash inflow of 282.2 billion yen (3,485 million U.S. dollars), an increase of 19.6 billion yen, or 7.5% year-on-year.  For the current nine months, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of an increase in policy amount in force at Sony Life.  Compared with the same period of the previous fiscal year, net cash inflow increased primarily due to an increase in cash contribution from net income after excluding the impact of gain or loss on revaluation of marketable securities held for trading purposes.

Investing Activities: During the current nine months, Sony used 582.4 billion yen (7,190 million U.S. dollars) of net cash in investing activities, an increase of 43.7 billion yen, or 8.1% year-on-year.

For all segments excluding the Financial Services segment, there was a use of 100.1 billion yen (1,236 million U.S. dollars), a decrease of 149.1 billion yen, or 59.8% year-on-year.  During the current nine months, net cash was used mainly for purchases of manufacturing equipment.  Compared with the same period of the previous fiscal year, the net cash used decreased primarily due to lower purchases of manufacturing equipment and proceeds from the sale of a portion of Sony’s equity interest in the Nitra factory in Slovakia completed in the second quarter ended September 30, 2010.

During the current nine months, the Financial Services segment used 468.3 billion yen (5,781 million U.S. dollars) of net cash, an increase of 195.8 billion yen, or 71.8% year-on-year.  Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash outflow during the current nine months was partially offset by proceeds from the deconsolidation of a lease and rental business at SFI.  The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in maturities of marketable securities, sales of securities investments and collections of advances and an increase in investments and advances.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the current nine months was 30.6 billion yen (378 million U.S. dollars), a decrease of 5.6 billion yen, or 15.6% year-on-year.

Financing Activities: During the current nine months, there was a net cash outflow of 10.3 billion yen (127 million U.S. dollars) from financing activities, compared to a net cash inflow of 350.3 billion yen in the same period of the previous fiscal year.  For all segments excluding the Financial Services segment, there was 158.5 billion yen (1,957 million U.S. dollars) of net cash outflow, compared to a net cash inflow of 151.6 billion yen in the same period of the previous fiscal year.  This was primarily due to significantly higher levels of issuances of long-term corporate bonds and borrowings from banks in the same period of the previous fiscal year.  There were no comparable issuances or borrowings during the current nine months; in addition, there was a 104.9 billion yen redemption of domestic straight bonds and a 52.0 billion yen reimbursement of syndicated loans in the current nine month period.  In the Financial Services segment, financing activities generated 125.2 billion yen (1,545 million U.S. dollars) of net cash, a decrease of 50.7 billion yen, or 28.8% year-on-year, primarily due to a smaller increase in deposits from customers at Sony Bank and a greater decrease in short-term borrowings.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2010 was 919.8 billion yen (11,355 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 773.9 billion yen (9,554 million U.S. dollars) at December 31, 2010, a decrease of 211.0 billion yen, or 21.4%, compared with the balance as of March 31, 2010.  This was an increase of 30.9 billion yen, or 4.2%, compared with the balance as of December 31, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 749.6 billion yen (9,254 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 145.9 billion yen (1,801 million U.S. dollars) at December 31, 2010, a decrease of 60.8 billion yen, or 29.4%, compared with the balance as of March 31, 2010.  This was a decrease of 115.9 billion yen, or 44.3%, compared with the balance as of December 31, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-13.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant noncontrolling interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2009	2010	2010

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥542.3	¥403.9	$4,987
Net cash used in investing activities reported in the consolidated statements of cash flows	(538.7)	(582.4)	(7,190)
	3.6	(178.5)	(2,203)

Less: Net cash provided by operating activities within the Financial Services segment	262.6	282.2	3,485
Less: Net cash used in investing activities within the Financial Services segment	(272.5)	(468.3)	(5,781)
Eliminations **	(22.7)	(23.0)	(285)

Cash flow provided by operating and investing activities combined	¥36.2	¥30.6	$378
excluding the Financial Services segment’s activities

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding Sony’s operating performance.

Outlook for the Fiscal Year ending March 31, 2011

The forecast for consolidated results for the fiscal year ending March 31, 2011, as announced on October 29, 2010, has been revised as per the table below.  While the forecast for sales has been revised downward, the forecast for operating income, income before income taxes and net income attributable to Sony Corporation’s stockholders remains unchanged.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Sales and operating revenue	¥7,200	-3%	¥7,400	-0%	¥7,214.0
Operating income	200	0	200	+529	31.8
Income before income taxes	200	0	200	+643	26.9
Net income (loss) attributable	70	0	70	-	(40.8)
to Sony Corporation’s
stockholders

Assumed foreign exchange rates for the fourth quarter ending March 31, 2011: approximately 82 yen to the U.S. dollar and approximately 110 yen to the euro.  (Assumed foreign exchange rates for the second half of the current fiscal year at the time of the October forecast: approximately 83 yen to the U.S. dollar and approximately 110 yen to the euro.)

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Operating income	¥200	0%	¥200	+529%	¥31.8
Less: Equity in net income	10	-33	15	-	(30.2)
(loss) of affiliated companies
Add: Restructuring charges	70	-7	75	-44	124.3
recorded within operating
expenses
Add: LCD television asset impairment *	-	-	-	-	27.1
Operating income, as adjusted	¥260	0%	¥260	+22%	¥213.4

Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income in the previous fiscal year, primarily reflected a decrease in the estimated fair value of property, plant and equipment, and certain intangible assets.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

The revision in the forecast for sales is primarily due to the following factor:

●	Consolidated sales for the fiscal year are expected to be 200 billion yen below the October forecast because Sony is expecting lower sales in the CPD segment than the previous forecast in October.

Consolidated operating income for the fiscal year remains unchanged.  The fiscal year operating income forecast for each major segment is as follows:

●	In the NPS segment, operating results for the fiscal year are expected to exceed the October forecast.

●	In the Pictures, Music and Financial Services segments, the fiscal year operating income for each segment is expected to slightly exceed the October forecast.

●	In the CPD segment, fiscal year operating income is expected to be below the October forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as for research and development expenses, as per the table below, is unchanged from the forecast announced on October 29, 2010.

	(Billions of yen)
	Current Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results

Capital expenditures*	¥230	+19%	¥192.7
(additions to Property, Plant and Equipment)
Depreciation and amortization**	340	-8	371.0
[for Property, Plant and Equipment (included above)	230	-12	260.2	]
Research and development expenses	450	+4	432.0

*   Investments in equity affiliates are not included within capital expenditures.

**  Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life attributable to market fluctuations since January 1, 2011 have not been incorporated within the above forecast, as Sony cannot predict the movement of the financial markets through the end of the fiscal year ending March 31, 2011.  Accordingly, these market fluctuations could further impact the current forecast.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/10q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2010	2010	March 31, 2010		2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥919,765		¥-271,843	$11,355
Marketable securities	579,493	647,268		+67,775	7,991
Notes and accounts receivable, trade	996,100	1,142,307		+146,207	14,103
Allowance for doubtful accounts and sales returns	(104,475)	(99,404)		+5,071	(1,227)
Inventories	645,455	731,860		+86,405	9,035
Deferred income taxes	197,598	231,594		+33,996	2,859
Prepaid expenses and other current assets	627,093	662,172		+35,079	8,175
Total current assets	4,132,872	4,235,562		+102,690	52,291

Film costs	310,065	276,461		-33,604	3,413

Investments and advances:
Affiliated companies	229,051	222,047		-7,004	2,741
Securities investments and other	5,070,342	5,505,515		+435,173	67,970
	5,299,393	5,727,562		+428,169	70,711

Property, plant and equipment:
Land	153,067	145,907		-7,160	1,801
Buildings	897,054	824,997		-72,057	10,185
Machinery and equipment	2,235,032	2,013,192		-221,840	24,854
Construction in progress	71,242	74,997		+3,755	926
	3,356,395	3,059,093		-297,302	37,766
Less-Accumulated depreciation	(2,348,444)	(2,148,831)		+199,613	(26,528)
	1,007,951	910,262		-97,689	11,238
Other assets:
Intangibles, net	378,917	343,930		-34,987	4,246
Goodwill	438,869	413,885		-24,984	5,110
Deferred insurance acquisition costs	418,525	425,162		+6,637	5,249
Deferred income taxes	403,537	332,131		-71,406	4,100
Other	475,985	421,253		-54,732	5,200
	2,115,833	1,936,361		-179,472	23,905
Total assets	¥12,866,114	¥13,086,208	¥	+220,094	$161,558

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥48,785	¥74,964	¥	+26,179	$925
Current portion of long-term debt	235,822	137,495		-98,327	1,697
Notes and accounts payable, trade	817,118	884,564		+67,446	10,921
Accounts payable, other and accrued expenses	1,003,197	996,397		-6,800	12,301
Accrued income and other taxes	69,175	105,902		+36,727	1,307
Deposits from customers in the banking business	1,509,488	1,608,837		+99,349	19,862
Other	376,340	384,275		+7,935	4,745
Total current liabilities	4,059,925	4,192,434		+132,509	51,758

Long-term debt	924,207	819,332		-104,875	10,115
Accrued pension and severance costs	295,526	265,265		-30,261	3,275
Deferred income taxes	236,521	239,804		+3,283	2,961
Future insurance policy benefits and other	3,876,292	4,118,705		+242,413	50,848
Other	188,088	183,876		-4,212	2,270
Total liabilities	9,580,559	9,819,416		+238,857	121,227

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,822	630,888		+66	7,789
Additional paid-in capital	1,157,812	1,159,269		+1,457	14,312
Retained earnings	1,851,004	1,967,670		+116,666	24,292
Accumulated other comprehensive income	(669,058)	(832,803)		-163,745	(10,282)
Treasury stock, at cost	(4,675)	(4,648)		+27	(57)
	2,965,905	2,920,376		-45,529	36,054

Noncontrolling interests	319,650	346,416		+26,766	4,277
Total equity	3,285,555	3,266,792		-18,763	40,331
Total liabilities and equity	¥12,866,114	¥13,086,208	¥	+220,094	$161,558

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2009	2010	Change from 2009	2010
Sales and operating revenue:
Net sales	¥2,014,145	¥1,980,721		$24,453
Financial service revenue	202,580	207,030		2,556
Other operating revenue	21,140	18,495		229
	2,237,865	2,206,246	-1.4%	27,238
Costs and expenses:
Cost of sales	1,510,841	1,492,388		18,425
Selling, general and administrative	402,440	403,047		4,976
Financial service expenses	167,201	173,780		2,145
(Gain) loss on sale, disposal or impairment of assets and other, net	5,353	2,099		26
	2,085,835	2,071,314	-0.7	25,572

Equity in net income (loss) of affiliated companies	(5,927)	2,590	-	32

Operating income	146,103	137,522	-5.9	1,698

Other income:
Interest and dividends	2,060	2,585		32
Gain on sale of securities investments, net	2,271	888		11
Other	3,391	2,716		33
	7,722	6,189	-19.9	76

Other expenses:
Interest	5,717	4,556		56
Foreign exchange loss, net	19,947	5,528		68
Other	4,296	2,092		26
	29,960	12,176	-59.4	150

Income before income taxes	123,865	131,535	+6.2	1,624

Income taxes	33,244	47,590		588

Net income	90,621	83,945	-7.4	1,036

Less - Net income attributable to noncontrolling interests	11,454	11,611		143

Net income attributable to Sony Corporation's stockholders	¥79,167	¥72,334	-8.6%	$893

Per share data:
Net income attributable to Sony Corporation's stockholders
— Basic	¥78.89	¥72.08	-8.6%	$0.89
— Diluted	78.76	71.96	-8.6%	0.89

Consolidated Statements of Income
(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2009	2010	Change from 2009	2010
Sales and operating revenue:
Net sales	¥4,811,827	¥4,948,628		$61,094
Financial service revenue	625,238	593,104		7,322
Other operating revenue	61,863	58,715		725
	5,498,928	5,600,447	+1.8%	69,141
Costs and expenses:
Cost of sales	3,707,085	3,729,306		46,041
Selling, general and administrative	1,150,745	1,126,212		13,904
Financial service expenses	507,269	485,631		5,995
(Gain) loss on sale, disposal or impairment of assets and other, net	12,686	432		5
	5,377,785	5,341,581	-0.7	65,945

Equity in net income (loss) of affiliated companies	(33,332)	14,323	-	177

Operating income	87,811	273,189	+211.1	3,373

Other income:
Interest and dividends	10,141	8,265		102
Foreign exchange gain, net	-	12,203		151
Other	18,544	9,488		117
	28,685	29,956	+4.4	370

Other expenses:
Interest	17,883	16,518		204
Loss on devaluation of securities investments	1,140	7,059		87
Foreign exchange loss, net	13,312	-		-
Other	10,266	6,413		80
	42,601	29,990	-29.6	371

Income before income taxes	73,895	273,155	+269.7	3,372

Income taxes	19,357	112,009		1,383

Net income	54,538	161,146	+195.5	1,989

Less - Net income attributable to noncontrolling interests	38,772	31,929		394

Net income attributable to Sony Corporation's stockholders	¥15,766	¥129,217	+719.6%	$1,595

Per share data:
Net income attributable to Sony Corporation's stockholders
— Basic	¥15.71	¥128.76	+719.6%	$1.59
— Diluted	15.69	128.58	+719.5%	1.59

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2009	2010	2010
Cash flows from operating activities:
Net income	¥54,538	¥161,146	$1,989
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	276,065	245,637	3,033
Amortization of film costs	199,534	170,386	2,104
Stock-based compensation expense	1,611	1,436	18
Accrual for pension and severance costs, less payments	(21,526)	(18,979)	(234)
(Gain) loss on sale, disposal or impairment of assets and other, net	12,686	432	5
Loss on devaluation of securities investments	1,140	7,059	87
(Gain) loss on revaluation of marketable securities held in the financial	(40,273)	15,032	186
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	(53,450)	2,345	29
in the financial service business, net
Deferred income taxes	(29,566)	(5,738)	(71)
Equity in net (income) losses of affiliated companies, net of dividends	34,958	(13,409)	(166)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(330,197)	(223,114)	(2,754)
(Increase) decrease in inventories	158,058	(161,059)	(1,988)
Increase in film costs	(235,838)	(175,574)	(2,168)
Increase in notes and accounts payable, trade	181,701	83,727	1,034
Increase in accrued income and other taxes	81,993	38,312	473
Increase in future insurance policy benefits and other	221,764	190,550	2,352
Increase in deferred insurance acquisition costs	(51,923)	(51,898)	(641)
Increase in marketable securities held in the financial service business for trading purpose	(1,999)	(26,778)	(331)
Increase in other current assets	(38,075)	(96,887)	(1,196)
Increase in other current liabilities	24,109	125,478	1,549
Other	97,008	135,807	1,677
Net cash provided by operating activities	542,318	403,911	4,987

Cash flows from investing activities:
Payments for purchases of fixed assets	(278,894)	(208,803)	(2,578)
Proceeds from sales of fixed assets	9,203	12,628	156
Payments for investments and advances by financial service business	(1,103,707)	(1,201,350)	(14,831)
Payments for investments and advances (other than financial service business)	(30,849)	(14,772)	(182)
Proceeds from maturities of marketable securities, sales of securities investments	849,609	731,765	9,034
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	13,188	12,259	151
and collections of advances (other than financial service business)
Proceeds from sales of businesses	5,628	86,311	1,066
Other	(2,918)	(443)	(6)
Net cash used in investing activities	(538,740)	(582,405)	(7,190)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	509,874	1,341	17
Payments of long-term debt	(92,383)	(173,978)	(2,148)
Increase (decrease) in short-term borrowings, net	(241,181)	18,221	225
Increase in deposits from customers in the financial service business, net	182,452	164,601	2,032
Increase in call money and bills sold in the banking business, net	21,400	10,000	123
Dividends paid	(25,116)	(25,112)	(310)
Other	(4,770)	(5,336)	(66)
Net cash provided by (used in) financing activities	350,276	(10,263)	(127)

Effect of exchange rate changes on cash and cash equivalents	(9,858)	(83,086)	(1,026)

Net increase (decrease) in cash and cash equivalents	343,996	(271,843)	(3,356)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,711

Cash and cash equivalents at end of the period	¥1,004,785	¥919,765	$11,355

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2009	2010	Change	2010
Consumer, Professional & Devices
Customers	¥960,207	¥1,034,235	+7.7%	$12,768
Intersegment	86,549	56,707		700
Total	1,046,756	1,090,942	+4.2	13,468

Networked Products & Services
Customers	580,535	537,542	-7.4	6,636
Intersegment	24,939	29,016		359
Total	605,474	566,558	-6.4	6,995

Pictures
Customers	203,190	149,016	-26.7	1,840
Intersegment	-	-		-
Total	203,190	149,016	-26.7	1,840

Music
Customers	160,813	136,229	-15.3	1,682
Intersegment	2,662	3,603		44
Total	163,475	139,832	-14.5	1,726

Financial Services
Customers	202,580	207,030	+2.2	2,556
Intersegment	3,027	2,093		26
Total	205,607	209,123	+1.7	2,582

All Other
Customers	116,842	115,193	-1.4	1,422
Intersegment	23,843	22,215		274
Total	140,685	137,408	-2.3	1,696

Corporate and elimination	(127,322)	(86,633)	-	(1,069)
Consolidated total	¥2,237,865	¥2,206,246	-1.4%	$27,238

Consumer, Professional & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer, Professional & Devices	¥50,825	¥26,823	-47.2%	$331
Networked Products & Services	19,455	45,708	+134.9	564
Pictures	14,121	4,697	-66.7	58
Music	23,119	19,485	-15.7	241
Financial Services	35,045	32,734	-6.6	404
Equity in net income (loss) of Sony Ericsson	(10,227)	409	-	5
All Other	9,690	9,143	-5.6	113
Total	142,028	138,999	-2.1	1,716

Corporate and elimination	4,075	(1,477)	-	(18)
Consolidated total	¥146,103	¥137,522	-5.9%	$1,698

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income for all periods presented.  The revision had no impact on the consolidated results.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2009	2010	Change	2010
Consumer, Professional & Devices
Customers	¥2,488,179	¥2,655,803	+6.7%	$32,788
Intersegment	262,952	209,925		2,591
Total	2,751,131	2,865,728	+4.2	35,379

Networked Products & Services
Customers	1,155,131	1,191,980	+3.2	14,716
Intersegment	48,101	69,641		860
Total	1,203,232	1,261,621	+4.9	15,576

Pictures
Customers	509,646	425,886	-16.4	5,258
Intersegment	-	-		-
Total	509,646	425,886	-16.4	5,258

Music
Customers	388,613	351,149	-9.6	4,335
Intersegment	8,161	9,942		123
Total	396,774	361,091	-9.0	4,458

Financial Services
Customers	625,238	593,104	-5.1	7,322
Intersegment	10,022	6,886		85
Total	635,260	599,990	-5.6	7,407

All Other
Customers	290,461	302,007	+4.0	3,728
Intersegment	58,281	54,100		668
Total	348,742	356,107	+2.1	4,396

Corporate and elimination	(345,857)	(269,976)	-	(3,333)
Consolidated total	¥5,498,928	¥5,600,447	+1.8%	$69,141

Consumer, Professional & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.
Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer, Professional & Devices	¥48,446	¥93,768	+93.6%	$1,158
Networked Products & Services	(76,300)	48,849	-	603
Pictures	9,543	2,733	-71.4	34
Music	37,121	35,081	-5.5	433
Financial Services	116,056	105,719	-8.9	1,305
Equity in net income (loss) of Sony Ericsson	(35,570)	3,633	-	45
All Other	1,685	6,454	+283.0	79
Total	100,981	296,237	+193.4	3,657

Corporate and elimination	(13,170)	(23,048)	-	(284)
Consolidated total	¥87,811	¥273,189	+211.1%	$3,373

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within  corporate and elimination have been reclassified into the segment operating income for all periods presented.  The revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer, Professional & Devices
Televisions	¥346,432	¥416,914	+20.3%	$5,147
Digital Imaging	184,464	188,477	+2.2	2,327
Audio and Video	158,439	154,693	-2.4	1,910
Semiconductors	74,281	93,187	+25.5	1,150
Components	114,728	104,060	-9.3	1,285
Professional Solutions	78,202	73,398	-6.1	906
Other	3,661	3,506	-4.2	43
Total	960,207	1,034,235	+7.7	12,768

Networked Products & Services
Game	355,221	323,078	-9.0	3,989
PC and Other Networked Businesses	225,314	214,464	-4.8	2,647
Total	580,535	537,542	-7.4	6,636

Pictures	203,190	149,016	-26.7	1,840
Music	160,813	136,229	-15.3	1,682
Financial Services	202,580	207,030	+2.2	2,556
All Other	116,842	115,193	-1.4	1,422
Corporate	13,698	27,001	+97.1	334
Consolidated total	¥2,237,865	¥2,206,246	-1.4%	$27,238

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer, Professional & Devices
Televisions	¥803,052	¥969,669	+20.7%	$11,971
Digital Imaging	530,807	523,200	-1.4	6,459
Audio and Video	358,953	342,354	-4.6	4,227
Semiconductors	217,047	276,914	+27.6	3,419
Components	352,267	314,911	-10.6	3,888
Professional Solutions	216,490	214,758	-0.8	2,651
Other	9,563	13,997	+46.4	173
Total	2,488,179	2,655,803	+6.7	32,788

Networked Products & Services
Game	662,550	636,512	-3.9	7,858
PC and Other Networked Businesses	492,581	555,468	+12.8	6,858
Total	1,155,131	1,191,980	+3.2	14,716

Pictures	509,646	425,886	-16.4	5,258
Music	388,613	351,149	-9.6	4,335
Financial Services	625,238	593,104	-5.1	7,322
All Other	290,461	302,007	+4.0	3,728
Corporate	41,660	80,518	+93.3	994
Consolidated total	¥5,498,928	¥5,600,447	+1.8%	$69,141

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on pages F-5 and F-6.
Sony management views the CPD segment and the NPS segment as single operating segments.  However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2011.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, interchangeable single lens cameras and video cameras; Audio and Video includes home audio, Blu-ray disc players and  recorders; Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data recording systems, and Professional Solutions includes broadcast- and professional-use products.  In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥584,359	¥654,682	+12.0%	$8,083
United States	524,511	444,892	-15.2	5,492
Europe	592,571	539,875	-8.9	6,665
Asia-Pacific	320,643	335,415	+4.6	4,141
Other Areas	215,781	231,382	+7.2	2,857
Total	¥2,237,865	¥2,206,246	-1.4%	$27,238

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥1,570,690	¥1,648,955	+5.0%	$20,357
United States	1,229,085	1,142,356	-7.1	14,103
Europe	1,285,765	1,218,525	-5.2	15,044
Asia-Pacific	888,244	999,234	+12.5	12,336
Other Areas	525,144	591,377	+12.6	7,301
Total	¥5,498,928	¥5,600,447	+1.8%	$69,141

The 2009 geographic information in the table above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan and United States are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	China, Taiwan, India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥206,742	¥145,900	$1,801
Marketable securities	576,129	644,217	7,953
Other	265,465	238,575	2,946
	1,048,336	1,028,692	12,700

Investments and advances	4,967,125	5,410,989	66,802
Property, plant and equipment	34,725	30,346	375
Other assets:
Deferred insurance acquisition costs	418,525	425,162	5,249
Other	108,421	63,191	780
	526,946	488,353	6,029
	¥6,577,132	¥6,958,380	$85,906
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥86,102	¥61,297	$757
Notes and accounts payable, trade	13,709	3,857	48
Deposits from customers in the banking business	1,509,488	1,608,837	19,862
Other	164,545	203,360	2,510
	1,773,844	1,877,351	23,177

Long-term debt	42,536	25,026	309
Future insurance policy benefits and other	3,876,292	4,118,705	50,848
Other	201,825	203,386	2,511
Total liabilities	5,894,497	6,224,468	76,845

Equity:
Sony Corporation's stockholders' equity	681,500	732,644	9,045
Noncontrolling interests	1,135	1,268	16
Total equity	682,635	733,912	9,061

	¥6,577,132	¥6,958,380	$85,906

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥984,866	¥773,865	$9,554
Marketable securities	3,364	3,051	38
Notes and accounts receivable, trade	887,694	1,042,923	12,876
Other	1,243,345	1,416,777	17,490
	3,119,269	3,236,616	39,958

Film costs	310,065	276,461	3,413
Investments and advances	376,669	350,489	4,327
Investments in Financial Services, at cost	116,843	115,810	1,430
Property, plant and equipment	973,226	879,916	10,863
Other assets	1,626,764	1,481,570	18,291
	¥6,522,836	¥6,340,862	$78,282
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥230,631	¥173,664	$2,144
Notes and accounts payable, trade	804,336	880,707	10,873
Other	1,291,481	1,290,443	15,931
	2,326,448	2,344,814	28,948

Long-term debt	893,418	798,402	9,857
Accrued pension and severance costs	283,382	252,193	3,113
Other	299,808	297,736	3,676
Total liabilities	3,803,056	3,693,145	45,594

Equity:
Sony Corporation's stockholders' equity	2,662,712	2,584,853	31,912
Noncontrolling interests	57,068	62,864	776
Total equity	2,719,780	2,647,717	32,688

	¥6,522,836	¥6,340,862	$78,282

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
ASSETS	2010	2010	2010
Current assets:
Cash and cash equivalents	¥1,191,608	¥919,765	$11,355
Marketable securities	579,493	647,268	7,991
Notes and accounts receivable, trade	891,625	1,042,903	12,876
Other	1,470,146	1,625,626	20,069
	4,132,872	4,235,562	52,291

Film costs	310,065	276,461	3,413
Investments and advances	5,299,393	5,727,562	70,711
Property, plant and equipment	1,007,951	910,262	11,238
Other assets:
Deferred insurance acquisition costs	418,525	425,162	5,249
Other	1,697,308	1,511,199	18,656
	2,115,833	1,936,361	23,905
	¥12,866,114	¥13,086,208	$161,558
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥284,607	¥212,459	$2,622
Notes and accounts payable, trade	817,118	884,564	10,921
Deposits from customers in the banking business	1,509,488	1,608,837	19,862
Other	1,448,712	1,486,574	18,353
	4,059,925	4,192,434	51,758

Long-term debt	924,207	819,332	10,115
Accrued pension and severance costs	295,526	265,265	3,275
Future insurance policy benefits and other	3,876,292	4,118,705	50,848
Other	424,609	423,680	5,231
Total liabilities	9,580,559	9,819,416	121,227

Equity:
Sony Corporation's stockholders' equity	2,965,905	2,920,376	36,054
Noncontrolling interests	319,650	346,416	4,277
Total equity	3,285,555	3,266,792	40,331

	¥12,866,114	¥13,086,208	$161,558

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended December 31
	2009	2010	Change	2010

Financial service revenue	¥205,607	¥209,123	+1.7%	$2,582
Financial service expenses	170,243	175,915	+3.3	2,172
Equity in net loss of affiliated companies	(319)	(474)	-	(6)
Operating income	35,045	32,734	-6.6	404
Other income (expenses), net	(41)	(35)	-	(0)
Income before income taxes	35,004	32,699	-6.6	404
Income taxes and other	12,303	12,952	+5.3	160
Net income attributable to Sony Corporation's stockholders	¥22,701	¥19,747	-13.0%	$244

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended December 31
	2009	2010	Change	2010

Net sales and operating revenue	¥2,037,360	¥2,001,098	-1.8%	$24,705
Costs and expenses	1,921,097	1,899,993	-1.1	23,457
Equity in net income (loss) of affiliated companies	(5,608)	3,064	-	38
Operating income	110,655	104,169	-5.9	1,286
Other income (expenses), net	(21,745)	(5,283)	-	(65)
Income before income taxes	88,910	98,886	+11.2	1,221
Income taxes and other	23,151	38,021	+64.2	470
Net income attributable to Sony Corporation's stockholders	¥65,759	¥60,865	-7.4%	$751

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended December 31
	2009	2010	Change	2010

Financial service revenue	¥202,580	¥207,030	+2.2%	$2,556
Net sales and operating revenue	2,035,285	1,999,216	-1.8	24,682
	2,237,865	2,206,246	-1.4	27,238
Costs and expenses	2,085,835	2,071,314	-0.7	25,572
Equity in net income (loss) of affiliated companies	(5,927)	2,590	-	32
Operating income	146,103	137,522	-5.9	1,698
Other income (expenses), net	(22,238)	(5,987)	-	(74)
Income before income taxes	123,865	131,535	+6.2	1,624
Income taxes and other	44,698	59,201	+32.4	731
Net income attributable to Sony Corporation's stockholders	¥79,167	¥72,334	-8.6%	$893

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2009	2010	Change	2010

Financial service revenue	¥635,260	¥599,990	-5.6%	$7,407
Financial service expenses	518,254	492,974	-4.9	6,086
Equity in net loss of affiliated companies	(950)	(1,297)	-	(16)
Operating income	116,056	105,719	-8.9	1,305
Other income (expenses), net	(863)	(21)	-	(0)
Income before income taxes	115,193	105,698	-8.2	1,305
Income taxes and other	39,724	40,602	+2.2	501
Net income attributable to Sony Corporation's stockholders	¥75,469	¥65,096	-13.7%	$804

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2009	2010	Change	2010

Net sales and operating revenue	¥4,878,768	¥5,011,810	+2.7%	$61,874
Costs and expenses	4,875,831	4,861,796	-0.3	60,022
Equity in net income (loss) of affiliated companies	(32,382)	15,620	-	193
Operating income (loss)	(29,445)	165,634	-	2,045
Other income (expenses), net	(7,841)	5,835	-	72
Income (loss) before income taxes	(37,286)	171,469	-	2,117
Income taxes and other	(15,416)	78,633	-	971
Net income (loss) attributable to Sony Corporation's stockholders	¥(21,870)	¥92,836	-%	$1,146

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2009	2010	Change	2010

Financial service revenue	¥625,238	¥593,104	-5.1%	$7,322
Net sales and operating revenue	4,873,690	5,007,343	+2.7	61,819
	5,498,928	5,600,447	+1.8	69,141
Costs and expenses	5,377,785	5,341,581	-0.7	65,945
Equity in net income (loss) of affiliated companies	(33,332)	14,323	-	177
Operating income	87,811	273,189	+211.1	3,373
Other income (expenses), net	(13,916)	(34)	-	(1)
Income before income taxes	73,895	273,155	+269.7	3,372
Income taxes and other	58,129	143,938	+147.6	1,777
Net income attributable to Sony Corporation's stockholders	¥15,766	¥129,217	+719.6%	$1,595

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2009	2010	2010

Net cash provided by operating activities	¥262,599	¥282,243	$3,485
Net cash used in investing activities	(272,510)	(468,266)	(5,781)
Net cash provided by financing activities	175,901	125,181	1,545
Net increase (decrease) in cash and cash equivalents	165,990	(60,842)	(751)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742	2,552
Cash and cash equivalents at end of the period	¥261,784	¥145,900	$1,801

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2009	2010	2010

Net cash provided by operating activities	¥285,488	¥130,726	$1,614
Net cash used in investing activities	(249,262)	(100,149)	(1,236)
Net cash provided by (used in) financing activities	151,638	(158,492)	(1,957)
Effect of exchange rate changes on cash and cash equivalents	(9,858)	(83,086)	(1,026)
Net increase (decrease) in cash and cash equivalents	178,006	(211,001)	(2,605)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866	12,159
Cash and cash equivalents at end of the period	¥743,001	¥773,865	$9,554

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2009	2010	2010

Net cash provided by operating activities	¥542,318	¥403,911	$4,987
Net cash used in investing activities	(538,740)	(582,405)	(7,190)
Net cash provided by (used in) financing activities	350,276	(10,263)	(127)
Effect of exchange rate changes on cash and cash equivalents	(9,858)	(83,086)	(1,026)
Net increase (decrease) in cash and cash equivalents	343,996	(271,843)	(3,356)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	14,711
Cash and cash equivalents at end of the period	¥1,004,785	¥919,765	$11,355

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥81 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2010.

2.	As of December 31, 2010, Sony had 1,266 consolidated subsidiaries (including variable interest entities) and 84 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
	2009	2010
Net income attributable to Sony Corporation's stockholders
— Basic	1,003,514	1,003,562
— Diluted	1,005,137	1,005,168

	(Thousands of shares)
	Nine months ended December 31
	2009	2010
Net income attributable to Sony Corporation's stockholders
— Basic	1,003,522	1,003,552
— Diluted	1,005,145	1,004,974

The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

4.	Recently adopted accounting pronouncements:

Multiple element arrangements and software deliverables -
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -
In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -
In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been revised to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2009	2010	2010
Capital expenditures (additions to property, plant and equipment)	¥43,681	¥42,153	$520
Depreciation and amortization expenses*	95,039	77,962	962
(Depreciation expenses for property, plant and equipment)	(66,144)	(54,274)	(670)
Research and development expenses	106,733	106,080	1,310

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2009	2010	2010
Capital expenditures (additions to property, plant and equipment)	¥148,785	¥128,218	$1,583
Depreciation and amortization expenses*	276,065	245,637	3,033
(Depreciation expenses for property, plant and equipment)	(194,953)	(159,345)	(1,967)
Research and development expenses	315,714	312,093	3,853

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.